JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2953

Jardines

Jardine Matheson Limited
48th Floor, Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

02042376

Group Secretariat

21st June 2002

02 JUL -3 AM 10: 25

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 21st June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

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Full Text Announcement

Company	Jardine Matheson Hldgs Ltd
TIDM	JAR
Headline	Purchase of Own Securities
Released	11:59 21 Jun 2002
Number	5866X

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	21st June 2002
Total number of shares repurchased:	212,400 shares
Price paid per share:	US$5.95

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

21st June 2002

www.jardines.com

END

Company website

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

21st June 2002

02 JUL -3 AM 10: 25

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 21st June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Purchase of Own Securities
Released	12:00 21 Jun 2002
Number	5870X

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARE REPURCHASE

Please be advised of the following repurchase by JSH of its ordinary shares in the market:-

Date of repurchase:	21st June 2002
Total number of shares repurchased:	500,000 shares
Price paid per share:	US$2.92

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

21st June 2002

www.jardines.com

END